SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR ANNOUNCES CUSTOMER SERVICE STATISTICS

                             FOR MONTH OF NOVEMBER



Ryanair, still the only airline in Europe which publishes monthly customer service statistics, today (17th December 2002) unveiled its performance for the month of November 2002.

86% (8,033) of all Ryanair's 9,341 flights during November arrived on time. This figure represents a further increase from 84% in October, 81% in September and 70% during August.

During the month, Ryanair received 0.68 complaints per 1,000 passengers carried, an improvement of 41% over the previous year.

The figure for baggage complaints in November stood at less than 0.77 complaints per 1,000 passengers, the lowest November figure for five years, a period in which passenger numbers have risen by 344%.


PASSENGER SERVICE STATISTICS - NOVEMBER                                                    2001       2002

1.                                             ON-TIME FLIGHTS                             88%        86%

2.                                             COMPLAINTS (per 1,000 passengers carried)   1.15       0.68

3.                                             BAGGAGE COMPLAINTS (per 1,000 passengers    1.07       0.77
                                               carried)

4.                                             COMPLAINTS ANSWERED WITHIN 7 DAYS           N/A        99.4%



For full details of Ryanair's industry leading service commitments, take a look at our Customer Service Charter on www.RYANAIR.COM.


ENDS          TUESDAY 17th DECEMBER 2002

For information:
Murray Consultants  00 353 1 4980300
Pauline McAlester / Mark Leech



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  17 December 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director